ARALEZ PHARMACEUTICALS LIMITED

56 Fitzwilliam Square

Dublin 2, Ireland

August 19, 2015

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Mail Stop 3010

Attention: Jeffrey P. Riedler, Assistant Director, Office of Healthcare and Insurance

Re:                             Aralez Pharmaceuticals Limited
Registration Statement on Form S-4
Filed July 20, 2015
File No. 333-205737

POZEN Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 11, 2015
File No. 000-31719

Tribute Pharmaceuticals Canada, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No. 000-31198

Dear Mr. Riedler:

This letter is submitted on behalf of Aralez Pharmaceuticals Limited (“Aralez,” the “Company,” “we,” “us” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 (the “registration Statement”), as set forth in your letter dated August 13, 2015 (the “Comment Letter”).

Concurrently with this letter, the Company is filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

Form S-4 filed July 20, 2015

General

1.              Please provide the financial statements of Medical Futures Inc. pursuant to Rule 3-05 of Regulation S-X or tell us why the financial statements are not required.

Response:  The Company acknowledges the Staff’s comment.  Tribute Pharmaceuticals Canada Inc. (“Tribute”)  has filed the financial statements of Medical Futures Inc. on Current Report on Form 8-K/A filed with the Commission on July 20, 2015 (“Form 8-K/A”).  The Form 8-K/A has been incorporated by reference on page 247 of Amendment No. 1.

Summary

The Parties to the Merger and the Arrangement, page 10

2.              As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in the Republic of Ireland. As a result of this obstacle, investors in U.S. markets who rely on audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, to the extent you plan to have your financial statements after the Merger audited by a firm located in Ireland, please provide risk factor disclosure that states this fact under a separate risk factor heading. Explain that this lack of inspection would prevent the PCAOB from regularly evaluating your Irish auditor’s audits and its quality control procedures.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 10 of Amendment No. 1 to clarify that Ernst & Young LLP, a U.S. PCAOB registered firm, is expected to be the independent registered public accounting firm for the Company.

Regulatory Approvals, page 17

3.              Please expand your disclosure in this section and on page 102 in the “Regulatory Approvals” section to briefly describe the notifications and documents that Pozen and

Tribute may be required to submit to FTC and Antitrust Division of the Department of Justice and the Canadian Competition Bureau. Also, please quantify the statutory waiting period which may be required before completing the transactions.

Response:  The Company acknowledges the Staff’s comment and has expanded the disclosure in the “Regulatory Approvals” section of Amendment No. 1 (pages 17 and 103) to describe the notifications and documents that the Company and Tribute may be required to submit to the FTC and Antitrust Division of the Department of Justice and the Canadian Competition Bureau.  The Company has also expanded its disclosure in Amendment No. 1 to quantify the statutory waiting period which may be required before completing the transactions.

The Transactions

Background of the Transactions, page 60

4.              We note that the CRLs received by Pozen in April 2014 and December 2014 addressed concerns regarding an inspection of the outsourced manufacturing facility for one of Yosprala’s active pharmaceutical ingredients that concluded with inspection deficiencies and resulted in the indefinite delay of NDA approval for Yosprala. Please expand your disclosure to describe the concerns cited by the FDA and whether the manufacturing facility has taken any steps to cure the concerns.

Response:  The Company acknowledges the Staff’s comment and has expanded its disclosure on page 61 of Amendment No. 1 to describe the concerns cited by the FDA and Pozen’s understanding as to how the third party manufacturing facility has taken steps to cure such concerns.

5.              Please disclose whether the members of the transaction committee, Dr. Plachetka, Mr. Lee and Mr. Kirsch, were considered independent. If so, please disclose what standard of independence you used to make this determination. For example, disclose if they are independent consistent with the standards of a specific exchange.

Response:  The Company acknowledges the Staff’s comment and has expanded its disclosure on page 62 of Amendment No. 1 to confirm that the board of directors determined that each member of the transaction committee, with the exception of Dr. Plachetka, was independent as that term is defined under the applicable independence listing standards of the NASDAQ Global Market.  The board of directors also determined that there were no conflicts of interest that would preclude the members of the transaction committee from evaluating strategic alternatives for the company in good faith.  The transaction committee was formed by the board of directors as a working committee to facilitate a timely review of potential strategic alternatives, rather than to address any conflicts of interest concerns.

6.              We note that Adrian Adams, one of the potential chief executive officer candidates for Pozen, introduced Pozen’s board of directors to a potential combination transaction involving Tribute as a potential target and contemporaneous debt and equity private placements to fund future activities of this proposed new company. We also note that Mr. Adams introduced Deerfield Partners and QLT to Pozen as potential investors that had expressed interest in providing financing for the new combined company. Please expand your disclosure to describe how Mr. Adams devised the potential combination transaction involving Tribute and the debt and equity private placements. In doing so, please explain how Deerfield Partners and QLT became interested in the transaction and providing the debt and equity funding for it.

Response:  The Company acknowledges the Staff’s comment and has expanded its disclosure on pages 62 and 63 of Amendment No. 1 to describe how Mr. Adams devised the potential combination transaction involving Tribute and the debt and equity private placements, as well as to describe how Deerfield Partners and QLT became interested in providing debt and equity funding for the transaction.

7.              In the first and second paragraphs on page 61, you state that on March 5, 2015 and March 10, 2015, Pozen’s board of directors also considered other strategic alternatives at the time. Please expand your disclosure to provide a description of these other strategic alternatives.

Response:  The Company acknowledges the Staff’s comment and has expanded its disclosure on page 63 of Amendment No. 1 to provide a description of the other strategic alternatives being considered by the board of directors.

8.              In the third full paragraph on page 64, you state that Guggenheim Securities conducted a competitive assessment of the Deerfield and QLT financing proposal and received two competing proposals. Please identify from whom Guggenheim Securities received the two competing bids, what the bids were and how they compared to the Deerfield and QLT proposal. In addition, please disclose whether the competing bidders were given a chance to improve their proposals after Deerfield and QLT improved their terms. Lastly, please describe why the company proceeded with negotiations with Deerfield and QLT as opposed to the other bidders.

Response:  The Company acknowledges the Staff’s comment and has expanded its disclosure on pages 65 and 66 of Amendment No. 1 concerning the competing bid process, including disclosure concerning the competing bidders and the overall negotiation process.

Opinions of Pozen’s Financial Advisors

Opinion of Guggenheim Securities, LLC

Summary of Valuation and Financial Analysis, page 75

9.              In the first bullet point of this section, please revise your disclosure to describe the assumptions that Guggenheim Securities made with respect to general business and economic conditions, capital markets considerations and industry-specific and company-specific factors. Please also explain the basis for determining that these assumptions are reasonable.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 of Amendment No. 1 to describe the assumptions made by Guggenheim Securities, as well as the basis for determining that these assumptions are reasonable.

Summary of Tribute Valuation Analysis

Selected Pharmaceutical Industry Precedent M&A Transactions, page 79

10.       We note that Guggenheim Securities reviewed and analyzed the valuation and financial metrics of certain relevant precedent transactions during the past several years in the specialty pharmaceutical industry involving commercial-stage targets with enterprise values between $50 million and $2.5 billion that Guggenheim Securities deemed relevant for purposes of its valuation analysis and provides a listing of the transactions which it considered for purposes of its analysis. Please expand your disclosure to describe with greater specificity Guggenheim Securities’ criteria for determining that the cited transactions were appropriate for comparative analysis. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions. Please also expand your disclosure regarding the transactions used in the MFI valuation analysis to provide the same information.

Response:  The Company acknowledges the Staff’s comment and has updated its disclosure in Amendment No. 1 to describe in greater detail Guggenheim Securities’ criteria for determining the cited transactions were appropriate and whether any transactions were excluded from the analysis.  The disclosure has also been updated to reflect the transactions used in the MFI valuation analysis.

11.       Please revise your disclosure regarding all of the transactions included in your discussion to include the acquisition dates for the transactions cited.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 regarding all of the transactions included in the discussion to include the acquisition dates for the transactions cited.

Opinion of Deutsche Bank Securities, page 87

12.       Please disclose any instructions given to Duetsche Bank in connection with its fairness opinion and any limitations imposed on the scope of its investigations or tell us supplementally that no such instructions were given and no such limitations were imposed. Please refer to Item 1015(b)(6) of Regulation M-A.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to clarify that Pozen did not provide specific instructions to, or place any limitations on, Deutsche Bank with respect to the procedures to be followed or factors to be considered in performing its financial analysis or providing its opinion.

Other Information, page 96

13.       We note that Deutsche Bank also observed certain additional factors that were noted for information purposes which included, among other things, an analysis of premiums paid in 18 selected life sciences transactions with total enterprise values between $100 million and $500 million announced since January 2010. Please expand your disclosure to describe the selection criteria for determining that the selected transactions were appropriate for comparative analysis. Also, please disclose whether any other transactions meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions. Lastly, please expand your disclosure to provide the same information for the 14 selected all-stock transactions discussed in the third paragraph of this section.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 97 of Amendment No. 1 to clarify, to the extent not already apparent, that the target companies in the relevant transactions were all publicly-traded.  Please note that Deutsche Bank has advised the Company that, taking into account the foregoing clarification, Amendment No. 1 describes all of the selection criteria used by Deutsche Bank to select the 18 life sciences transactions and 14 all-stock transactions used in the premiums analysis and that Deutsche Bank did not identify any transactions which met the described criteria which were excluded from the analysis.

14.       To the extent that there were “certain other factors” that Deutsche Bank observed which were noted for information purposes that are not discussed in this section, please expand your disclosure to discuss these factors.

Response:  The Company acknowledges the Staff’s comment, but believes that all material factors discussed by representatives of Deutsche Bank with Pozen on June 7, 2015 have been described in the Registration Statement and, accordingly, no additional disclosure is required.

Certain U.S. Federal Income Tax Consequences Of The Merger

Tax Consequences of the Transactions to Pozen and Parent, page 135

15.       Here and throughout your filing, as appropriate, please provide unequivocal disclosure regarding the tax consequences to Pozen shareholders. In this regard, we note your disclosure on pages 136 and 137 that Parent is “expected” to be treated as a foreign corporation for U.S. federal tax purposes under Section 7874 of the Internal Revenue Code. If you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and provide risk factor disclosure setting forth the risks to investors due to the uncertainty. In addition, please provide disclosure of the alternative tax treatments.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it cannot provide unequivocal disclosure regarding the tax consequences to Pozen’s stockholders because such tax consequences cannot be unequivocally determined until after the completion of the transaction.  The Company has revised the disclosure on pages 137 and 138 of Amendment No. 1 to appropriately reflect this.  The Company further advises the Staff that it has included additional risk factor disclosure on page 47 of Amendment No. 1 indicating that the tax consequences to Pozen’s stockholders cannot be unequivocally determined until after the completion of the merger.  All other risk factor disclosures related to the determination of the tax consequences to U.S. holders of Pozen’s common stock are provided in the discussion of risk factors entitled “Risks Related to the Transactions.”  The Company further advises the Staff that it has revised the disclosure on page 138 of Amendment No. 1 to describe the tax consequences to U.S. holders of Pozen’s common stock under the alternative treatment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Note 7: Merger and Arrangement—Preliminary Pro Forma Adjustments (b) Inventories, page 196

16.       Although you indicate that your fair value adjustment to inventory has no continuing impact on your combined results of operations, the sale of each individual unit of inventory is a transaction that recurs. As a result, please revise your pro forma statements of operations to include adjustments to increase cost of products sold or explain to us why these adjustments are not required. Reference for us the authoritative literature you rely upon to support your presentation.

Response:  The Company acknowledges the Staff’s comment and has revised the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 included in Amendment No. 1 to include an adjustment to increase cost of product sales for the increase in fair value of inventory acquired.

Other Comments

17.       Please supplementally provide us with copies of any “board books” or similar materials that were material to the boards’ respective decisions to approve the merger agreement and the transactions contemplated thereby. We may have further comment after we review these materials.

Response:  The Company acknowledges the Staff’s comment. Gibson, Dunn & Crutcher LLP and Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Guggenheim Securities and Deutsche Bank, respectively, will supplementally provide to the Staff copies of “board books” presented to Pozen’s board of directors on June 7, 2015, requesting confidential treatment pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83.  As the Registration Statement does not describe Tribute’s decision making process, and such process does not impact the decision of Pozen’s stockholders, the Company respectfully requests that this comment 17 relate only to the materials considered by Pozen’s board of directors and not Tribute.

18.       We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on the legal opinions and other exhibits once they are filed, as well as related disclosure in the filing.

Response:  The Company acknowledges the Staff’s comment and has filed many of the exhibits with this Amendment No. 1. The Company will file the remaining exhibits, if any, with Amendment No. 2.

Tribute Pharmaceuticals Canada, Inc. Form 10-K filed March 3, 2015

Notes to the Financial Statements for the years ended December 31, 2014 2. Acquisitions and Goodwill

Asset Purchase Agreement, page F-6

19.       Please tell us why the acquisition of the rights to Fiorinal does not constitute a business combination. Refer to ASC 805-10-25-1 and 805-10-55-4 through 55-9. If the acquisition is required to be accounted for as a business combination, please provide the financial statements and pro forma information in the Form S-4 pursuant to Rule 3-05 and Article 11 of Regulation S-X or tell us why the information is not required.

Response:  In response to the Staff’s comment, Tribute believes that its acquisition of the Canadian rights to promote, distribute and sell Fiorinal®, Fiorinal® C, Visken® and Viskazide® for the relief of pain from headache and for the treatment of cardiovascular conditions (the “Products”), as well as certain other assets relating to the Products which consisted primarily of books and records, commercial information and intellectual property rights relating to the Products (the “Acquired Assets”), should properly be accounted for as an acquisition of assets and not a business combination under both ASC 805 and Regulation S-X. Tribute performed an extensive evaluation at the time of the acquisition and concluded that the acquisition of assets from Novartis (as defined below) does not constitute a business combination. Tribute reached this conclusion based on a number of factors including the fact that Tribute did not acquire processes to derive a revenue stream from the Products and the revenue-producing activities associated with the Products will materially differ from those employed by Novartis. In addition, Novartis maintains rights to promote, distribute and sell the Products in countries outside of Canada.

As background to the transaction, Tribute entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Novartis AG and Novartis Pharma AG (collectively, “Novartis,” and together with Tribute, the “Parties”) on October 2, 2014 (the “Closing Date”) pursuant to which Tribute acquired from Novartis solely the Canadian rights to promote, distribute and sell the Products, as well as the Acquired Assets. Tribute also assumed certain liabilities arising out of the Acquired Assets and the Licensed Assets (as described below) after the date hereof, including product liability claims or intellectual property infringement claims by third parties relating to the sale of the Products by Tribute in Canada. In connection with the acquisition of the Acquired Assets, and pursuant to the terms of the Asset Purchase Agreement, Tribute concurrently entered into a supply agreement with Novartis Pharma AG (the “Supply Agreement”) and a license agreement with Novartis AG, Novartis Pharma AG and Novartis Pharmaceuticals Canada Inc. (the “License Agreement”).

Pursuant to the terms of the Supply Agreement, Novartis agreed to supply the requirements of Products for sale until the earlier of (i) the date on which the relevant regulatory authority approves and notifies the marketing authorization naming Tribute (or an affiliate or designate) as the marketing authorization holder, and (ii) October 2, 2015 (the “Transition Period”). During the Transition Period and while Tribute is not authorized to distribute, sell or invoice the Products in Canada, Novartis has agreed to continue to invoice third party customers for the Products in Canada in its own name and, unless otherwise agreed between the Parties or mandated by new pricing regulations, at the prices prevailing as of the Closing Date. Novartis will pay to Tribute the profit that Novartis achieves in Canada, where the profit is calculated as follows: (a) Net Sales of Products in Canada; (b) minus a handling charge of 5% of Net Sales; and (c) minus the Basel Supply Price for Products sold in Canada. “Net Sales” is defined as the net sales recorded by Novartis or any of its affiliates for Products sold to third parties as determined in accordance with Novartis’ accounting standards (IFRS) as consistently applied. The “Basel Supply Price” is defined as the supply price at which Novartis will supply Tribute with Products, including inventory, and which is set forth in a separate letter exchanged between the Parties as of the Closing Date.  It is important to note that no processes were acquired by Tribute under the

Supply Agreement and Tribute will use its own operational processes after the Transition Period expires.

Pursuant to the terms of the License Agreement, the Novartis entities agreed to license to Tribute certain assets relating to the Products, including certain intellectual property, marketing authorizations and related data, and medical, commercial and technical information (the “Licensed Assets”). Specifically, Novartis granted Tribute (i) an exclusive, perpetual, royalty-free, fully paid-up license under the Licensed Assets and the certain licensed trademarks to market, sell, use and commercialize the Products for the relief of pain from headache and for the treatment of cardiovascular conditions in Canada and (ii) a non-exclusive, perpetual, royalty-free, fully paid-up license to manufacture or have manufactured the Products for the relief of pain from headache and for the treatment of cardiovascular conditions inside or outside Canada.

For accounting purposes, a business is an integrated set of assets and activities capable of being managed to provide a return to its owners. Businesses consist of assets/resources, and systems, standards, or protocols applied to those assets/resources, that have the ability to create economic benefits, such as revenues or lower costs. ASC 805-10-55-4 defines a “process” as any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs. The determination of whether an asset or group of assets constitutes a business combination or an asset acquisition can be difficult to make in certain circumstances, including in the context of typical acquisition activities of pharmaceutical companies. Further, ASC 805-10-55-8 states that determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. Here, Tribute is simply acquiring rights to products to which it must then apply its own processes to derive a revenue stream. The product rights acquired from Novartis are not capable of being conducted and managed as a business without certain processes, including sales representatives and operational processes, being applied by Tribute. In fact, no processes were acquired and all operating systems and human resource processes remained with Novartis.

For purposes of determining whether a business combination has occurred for reporting purposes, Regulation

S-X states that the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business under Regulation S-X are the following:

(1)                       Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2)                       Whether any of the following attributes remain with the component after the transaction:

(i)                         Physical facilities,

(ii)                      Employee base,

(iii)                   Market distribution system,

(iv)                  Sales force,

(v)                     Customer base,

(vi)                  Operating rights,

(vii)               Production techniques, or

(viii)            Trade names.

In acquiring the Products from Novartis, Tribute’s revenue-producing activities will differ significantly from those employed by Novartis with respect to the same assets, particularly in combination with its rights to other complimentary drugs that were previously acquired. In fact, ASC 805-10-55-5 states that to be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. Here, the drug rights Tribute acquired are the assets to which it must apply its own processes to derive revenue in activities that differ significantly from those undertaken by Novartis.

For instance, Tribute will introduce or change the following revenue-producing activities relating to the Products:

1.                            Tribute will undertake a significant increase in promotional activity related to the Products in the coming years when compared to the promotional activity of Novartis in the past ten to twenty years.  Tribute will re-introduce promotion of the Products to physicians, pharmacists and other stakeholders, such as public and private payors.

2.                            Tribute will also consider investing in line extensions and life-cycle management, and plans to introduce new versions of the products including new dosage formats, new dosages, new but similar products with slight changes in the active substances and new packaging initiatives.  Novartis has done little more than manage the distribution and supply of these older, non-strategic products.

3.                            Tribute will need to invest in the development of training materials such that it can train its employees on the product characteristics to carry out the promotional activity contemplated above.

4.                            Tribute will need to develop its own internal pharmacovigilance data base and reporting systems so that it can track, record and report adverse events and product complaints.

5.                            Tribute will be required to build a medical information data base in order to appropriately respond to inquiries from medical professionals such as doctors, pharmacists, nurses and other healthcare workers.

6.                            Tribute will need to develop a direct relationship with its contract manufacturer and manage the supply chain within its own operations.  This will include the development of a vault for the storage or Fiorinal and special controlled substance licenses as this product is considered a controlled drug under Health Canada guidelines.

7.                            Tribute will need to build its customer base, develop systems to track sales, outdated product, destruction of returns, and will need to purchase sales data from third party providers such as IMS Health.

In addition, with respect to the attributes listed in (2) above, very few of the Products’ attributes remained with the Products after the transaction. For example, Tribute did not acquire any physical facilities, any employees, any market distribution systems, any production techniques or a sales force from Novartis in the transaction. In fact, Tribute has to construct a vault at Tribute’s third-party logistics provider to store certain of the Products in accordance with Canadian law. Further, while certain customers of Novartis will continue to buy the Products from Tribute, this is not reflective of any proprietary customer list purchased by Tribute, but simply a function of Novartis and Tribute selling products to the same large wholesale distribution network. In addition, while certain trade names were acquired from Novartis in the transaction, others were merely licensed with Novartis maintaining the rights to use the trade names in other countries.

For all of the reasons set forth above, Tribute believes that it is appropriate to treat the acquisition of the Acquired Assets from Novartis as an asset acquisition for accounting and reporting purposes.

*  *  *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (919) 913-1030.

Sincerely,

/s/ Adrian Adams
Adrian Adams
Chief Executive Officer

cc:                                Andrew P. Gilbert, Esq., DLA Piper LLP (US)
Fax: (973) 520-2573

David C. Schwartz, Esq., DLA Piper LLP (US)

Fax: (973) 520-2575